HighSchoolResponder LLC
Statement of Cash Flows
(Unaudited)

	For the Period September 2, 2020 (Inception) to December 31, 2020
Cash flows from operating activities:	
Net loss	$ (160,773)
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	(160,773)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from loan D Groom	112,500
Proceeds from loan E Baldry	100,000
Proceeds from loan G Gadsden	45,000
Proceeds from loan Prosser	90,000
Net cash provided by financing activities	347,500
Net cash increase for period	186,727
Cash at beginning of period	-
Cash at end of year	$ 186,727

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -